Exhibit (a)(31)
What has happened?
On 19 January, our Board recommended that Cadbury shareholders accept a revised offer from Kraft. The revised offer comprises 500 pence in cash and 0.1874 Kraft shares for each Cadbury share, representing, in aggregate, 840 pence per Cadbury share (based on the closing share price of USD 29.58 per Kraft share on 15 January 2010, the last US trading day prior to announcement of the revised offer, and an exchange rate of USD 1.63 to GBP 1.00 as at 18 January 2010). In addition, Cadbury shareholders will receive a special dividend of 10 pence per Cadbury share from Cadbury.
Shares
What is Kraft offering for Cadbury shares?
The offer consideration for each Cadbury share:
500 pence in cash
     and
0.1874 Kraft shares
Do I have to follow the Board’s recommendation to accept the offer and agree to sell my shares?
No. Each Cadbury shareholder is entitled to make their own decision.
Can I be forced to sell my shares to Kraft?
You can only be forced to sell your shares if Kraft acquires 90% or more of the shares in Cadbury and chooses to exercise its right under UK law to compulsorily buy the remaining shares.
How do I accept the offer from Kraft to buy my shares?
Kraft will send a revised offer document to all Cadbury shareholders, together with a form of acceptance. The offer document will outline the terms of the revised offer and the actions that need to be taken by Cadbury shareholders to validly accept the offer. You should read the offer document carefully. If you hold your shares through share certificates (i.e. not in CREST), then you will need to sign and return the form of acceptance by 1.00 pm on 2 February. Please note that forms of acceptance should not be returned to Cadbury. If you don’t hold your shares through share certificates (i.e. you hold them through CREST), then you will need to make an electronic acceptance by 1.00 pm on 2 February.
How do I reject the offer? It isn’t clear from the form I received.
If you choose not to accept Kraft’s offer, then do nothing.
I don’t know whether to accept or reject the offer. Where can I get advice on what to do?
If you are in any doubt about the offer, the offer document or what action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant, fund manager or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are in the UK or, if not, from another appropriate authorised independent financial adviser in the relevant jurisdiction.
Will Kraft send a new offer document to all shareholders with the revised offer? Many Cadbury employees have discarded the previous offer documents.
Kraft will send a revised offer document to all Cadbury shareholders.

Do we have to sign and return the form of acceptance in order to receive the offer consideration?
If you choose to accept Kraft’s offer and you hold your shares through certificates (i.e. not in CREST), then you will need to sign and return the form of acceptance by 1.00 pm on 2 February. Please note that forms of acceptance should not be returned to Cadbury. If you don’t hold your shares through share certificates (i.e. you hold them through CREST), then you will need to make an electronic acceptance by 1.00 pm on 2 February. If you choose not to accept the offer, then do nothing.
If I do nothing will I still receive the offer consideration if the offer is successful?
That depends on how many Cadbury shareholders accept the offer. If Kraft acquires 90% or more of the shares in Cadbury and chooses to exercise its right under UK law to compulsorily buy the remaining shares, then you will be required to sell your shares and will receive the offer consideration. If Kraft acquires fewer than 90% of the shares in Cadbury, you will retain your Cadbury shares and will not receive the offer consideration.
Will I be made to change my Cadbury shares for Kraft shares?
It is your choice whether or not to accept Kraft’s offer. You can only be forced to sell your shares if Kraft acquires 90% or more of the shares in Cadbury and chooses to exercise its right under UK law to compulsorily buy the remaining shares. In those circumstances your shares would be sold and you would receive the offer consideration outlined in Kraft’s offer document.
If I am a shareholder and am forced to sell my shares, do I have to pay tax?
Cadbury cannot provide you with any financial, legal or taxation advice. It is your responsibility to understand your local tax regulations.
If I have Cadbury shares through one of our company share schemes, will I receive Kraft’s revised offer document?
Yes, Kraft will send the revised offer document to all registered shareholders as well as to all participants in Cadbury share award or option plans. You may get the offer document more than once if you are a shareholder and/or participate in more than one share plan.
I received a copy of Kraft’s offer document — how did Kraft get my home address?
In accordance with UK takeover rules, Kraft requested a copy of the share register and the details of those people with pending share awards such as Share Save schemes.
Kraft
Could you tell me more about Kraft?
Kraft Foods is the world’s second largest food company, with revenues of US$41.9 billion. It is headquartered in Northfield, Illinois, USA with approximately 100,000 employees worldwide and manufactures and markets packaged food products, including snacks, beverages, cheese, convenient meals and various packaged grocery products.
Kraft sells its products to consumers in approximately 150 countries with operations in more than 70 countries and makes its products at 168 manufacturing and processing facilities worldwide.
Kraft’s portfolio includes Oscar Mayer meats; Philadelphia cream cheese; Maxwell House, Carte Noire, Grand’ Mère, Jacobs, Kenco coffees; Nabisco cookies and crackers; Oreo cookies; Milka chocolates; Côte d’Or, Toblerone, Marabou and Alpen Gold chocolates.
Who owns Kraft?
Kraft is a publicly listed company on the New York Stock Exchange.

How is Kraft performing at the moment, especially given our recent comments during the defence?
In February 2009, Kraft reported net revenue of $42.2bn. In its offer document, Kraft says that following a combination with Cadbury it expects to revise its long-term growth targets to 5+ per cent for revenue and 9-11 per cent for earnings per share.
What presence does Kraft have globally?
Kraft makes its products at 168 manufacturing and processing facilities around the world and sells them in 150 countries, giving it a global presence.
Integration
How will the integration process work?
Should Kraft’s offer be successful, Kraft has indicated that joint teams will be established to conduct integration process reviews to assess how to best leverage the combined group’s strategic position and resources. It will be our top priority to keep you informed as plans are developed and details becomes available.
What is Kraft’s plan for Cadbury? Will it keep Cadbury whole or sell off its parts? What will the impact be on the Cadbury product portfolio?
We don’t know Kraft’s plans. However, on 6 January the European Commission ruled that, should Kraft’s offer be successful, Kraft would be required to divest the Polish confectionery business marketed under the Wedel brand and the existing Cadbury Romanian chocolate confectionery business.
Will the Cadbury name remain and will Cadbury Head Office remain in the UK?
Should Kraft’s offer be successful, any decisions as to the Cadbury name and Cadbury head office would be a decision taken by Kraft.
When will we know what the organisation design will be?
Should Kraft’s offer be successful, Kraft will manage and guide this. We expect Kraft will commence communication on its integration plans following completion of the acquisition.
Kraft may need to dispose of some assets due to anti-trust considerations. What does this mean for me?
On 6 January the European Commission ruled that, should Kraft’s offer be successful, Kraft would be required to divest the Polish confectionery business marketed under the Wedel brand and the existing Cadbury Romanian chocolate confectionery business.
The deal
Why has our Board recommended this offer?
As set out in Section 3, Part 1 (Page 8) of Kraft’s revised offer document:
“The board of Cadbury, which has been so advised by Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank considers the terms of the Final Offer to be fair and reasonable. In providing their financial advice to the board of Cadbury, Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank have taken into account the board’s commercial assessments.

Accordingly, the board of Cadbury unanimously recommends Cadbury Securityholders to accept the terms of the Final Offer.”
Commenting on the final offer, Roger Carr, Chairman of Cadbury, said:
“We believe the offer represents good value for Cadbury shareholders and are pleased with the commitment that Kraft Foods has made to our heritage, values and people throughout the world. We will now work with the Kraft Foods’ management to ensure the continued success and growth of the business for the benefit of our customers, consumers and employees.”
What difference does it make that our Board has recommended Kraft’s revised offer?
The Board is closest to our company’s plans and potential and its recommendation of what a fair value is carries weight. Individual shareholders still have to make their own decisions however as to whether they wish to accept the offer or not.
But haven’t we been quite hostile about Kraft?
Companies subjected to unsolicited takeover offers will naturally focus on the other company’s weaknesses. This is part of how a company explains its value to the media and financial markets. We said that Kraft’s initial offer was not a fair value for our shares. The revised offer is significantly greater than the initial offer.
Why does Kraft want to buy Cadbury?
In its offer document Kraft said it believes that a combination with Cadbury “would build on a global powerhouse in snacks, confectionery and quick meals, with an exceptional portfolio of leading brands around the world. Combining the Kraft Foods and Cadbury businesses would create a global confectionery leader.” You can read the full offer document for more information (cadburyinvestors.com)
What are the timings in general and when will Kraft actually own us?
Kraft’s offer closes on 1.00 pm (London time) on 2 February. Should Kraft’s offer be successful, Cadbury would become a majority owned or wholly owned subsidiary of Kraft on 2 February.
Is this a merger or an acquisition?
It is an acquisition. However, Kraft has said that it sees the acquisition of Cadbury as ‘transformational’ for Kraft.
How does Kraft plan to save the $675m it says it will?
In its revised offer document, Kraft states that it expects to save at least $675m a year by the end of the third year following completion of the acquisition by integrating our business with Kraft’s. Kraft has indicated that cost savings are capable of being achieved through economies of scale and procurement benefits, general and administrative cost savings and marketing and selling costs savings.
Can Hershey or Ferrero still put in a bid?
Hershey and Ferrero have until 7.00 am (London time) on Monday 25 January to make an offer.
Some major investors on both the Cadbury and Kraft side have said that they don’t think it is a good deal. Does that mean it won’t go ahead?
Cadbury shareholders have the opportunity to accept Kraft’s offer between now and 1.00 pm (London time) on 2 February and, if the offer is successful, for some time thereafter. The revised offer is no longer subject to Kraft shareholder approval, and therefore, Kraft shareholders will not be able to vote on the revised offer.
Would our brands survive if this goes through?

Kraft has said that it is keen to build on our ‘iconic brands’. It is our people and our brands which make us successful, and that is what Kraft has bid for.
The announcement caught everyone by surprise. Why was the recommended offer announced when it was?
Under UK takeover rules, Kraft had until 19 January to revise its original offer.
Now that the board has recommended that Cadbury shareholders accept Kraft’s revised offer, does this mean Cadbury has been sold to Kraft?
No. Shareholders have between now and 1.00 pm (London time) on 2 February to accept Kraft’s offer, after which time Kraft will announce whether the offer has been successful.
Can no-one make an offer for Cadbury after 2 February for 12 months?
Should Kraft’s offer be successful, Kraft has indicated that Cadbury will be de-listed from the London Stock Exchange and the New York Stock Exchange and as such, Cadbury’s shares will not be publicly traded. Kraft will continue to be listed on the New York Stock Exchange.
I’ve read that many of our shareholders are in the US. How come they can decide the future of a UK company?
Our shares are listed on the London Stock Exchange and on the New York Stock Exchange. They can be traded freely by individuals or institutions in either country.
Important Note
In response to the Offer, Cadbury has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Holders of Cadbury Shares and Cadbury ADSs are advised to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Cadbury are available free of charge on the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Cadbury may be obtained free of charge by contacting Cadbury’s media or investor relations departments at Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, United Kingdom or on Cadbury’s website at www.cadbury.com.